June 3, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0409

Attention: Jay Mumford

                  Peggy Fisher

                  Patrick Enumwaonye

                  Brian Cascio

Re:	Advanced Analogic Technologies Incorporated
Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-123798

Ladies and Gentlemen:

On behalf of Advanced Analogic Technologies Incorporated (“AnalogicTech” or the “Company”) and in response to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated May 11, 2005 in connection with the above-referenced registration statement (the “Registration Statement”), we file herewith via EDGAR one copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Commission on April 29, 2005. In addition, we are providing via Express Delivery five paper copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement.

For ease of reference by the Staff in reviewing AnalogicTech’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated May 11, 2005 and is also repeated prior to the applicable response.

Management’s Discussion and Analysis – Page 23

Results of Operations – Page 28

Gross Profit – Page 29

Securities and Exchange Commission

June 3, 2005

COMMENT 1: We have reviewed your response to our comment 18 but your revision does not fully incorporate the supplemental information provided in your response. Revise the filing to include all significant information you provided in your response.

RESPONSE: In response to the Staff’s comment, the Company has revised Amendment No. 2 on page 34 to include the additional supplemental information previously provided in response to the Staff’s prior comment 18.

Certain Relationships and Related Party Transactions – Page 63

Common Stock Warrant Issuances – Page 63

COMMENT 2: We note your response to our prior comment 25. Reconcile the disclosure here with that in footnotes 6 on page F-14.

RESPONSE: In response to the Staff’s comment, the Company has revised Amendment No. 2 on page F-15 to note that the aggregate number of shares subject to the referenced warrants described on page F-15 includes 42,950 shares subject to a warrant issued to an employee who was not an executive officer, which transaction is not included in the disclosure on page 69 of Amendment No. 2, pursuant to the requirements of Item 404 of Regulation S-K.

Voting Agreement – Page 64

COMMENT 3: Please supplementally explain why Vision 2000 waived its right to designate a director until September 30, 2005 and disclose whether it received any consideration for such a waiver. Also, please file this waiver as an exhibit.

RESPONSE: The Company supplementally advises the Staff that it has not provided consideration to Vision 2000 Venture Limited (“Vision 2000”) for the referenced waiver. In connection with the resignation from the Company’s board of directors of John Y.W. Seto, the prior representative of Vision 2000, in March 2005, the Company requested that Vision 2000 waive its contractual right to designate a replacement director through at least September 30, 2005. The Company made this request in order to avoid unexpectedly having to add a new director to its board during the initial public offering process, which it viewed as potentially disruptive. On the current offering schedule, the Company believes that its initial public offering will be completed prior to September 30, 2005, and Vision 2000’s right to designate a director will terminate upon the closing of the offering.

In addition, in response to the Staff’s comment, the Company has filed the referenced Vision 2000 waiver as Exhibit 10.17 to Amendment No. 2.

Securities and Exchange Commission

June 3, 2005

Indemnification of Officers and Directors – Page 64

COMMENT 4: On page 64 you state you will be entering into separate indemnification agreements with your directors and officers “prior to the completion of this offering,” yet on page 70 you state you intend to enter into such agreements “upon completion of this offering.” Please clarify when you will be entering into these agreements.

RESPONSE: In response to the Staff’s comment, the Company has revised Amendment No. 2 on page 76 to clarify that it expects the referenced indemnification agreements to be entered into prior to the completion of this offering.

Revenue Recognition – Page F-8

COMMENT 5: We reference your response to our comment number 37. Please tell us the amount of the price protection or other sales incentive credits granted to distributors each period.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the amount of price protection and other such credits were $11,000, $93,000, $80,000 and $15,000 for 2002, 2003, 2004 and the three months ended March 31, 2005, respectively. The Company has added disclosure to this effect in the revenue recognition policy description on page F-8 of Amendment No. 2.

Stock Option – Page F-15

COMMENT 6: We note your schedule of option grants (Exhibit A) from January 2004 through April 4, 2005. We also note that in December 2003, convertible Series E Preferred shares were issued at $1.20 per share while options granted during February 2004 were given a fair value of $0.4725. Tell us why the February 2004 option issuances were assigned a fair value significantly different from the December 2003 Preferred share issuance.

RESPONSE: The estimated fair value of our common stock in February 2004 was lower than the December 2003 Series E preferred stock issuance due to the liquidation and participation preferences of the Series E preferred stock, which result in a higher relative fair value for the Series E preferred stock. The relative valuation of the common stock and preferred stock was determined in accordance with the AICPA’s practice aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” following the Option-Pricing Method (“OPM”). The OPM was determined to be the most appropriate method for determining the relative fair value considering the stage of the Company’s development and the potential timing for a liquidity event.

The OPM treats common stock and preferred stock as call options on stockholders’ equity value, based on the liquidation preference of the preferred stock. Preferred and common stock are

Securities and Exchange Commission

June 3, 2005

modeled as call options that give their owners the right but not the obligation to buy the underlying stockholders’ value at a predetermined (or exercise) price. Common stock is considered to be a call option with a claim on stockholders’ equity value at an exercise price equal to the remaining value immediately after the preferred stock is liquidated.

The Company has five types of preferred stock, each with different liquidation preferences and dividends, but with approximately the same conversion ratio. However, the Series C, D and E preferred stock has participating privileges that enables them to receive their liquidation preferences and participate on a pro rata basis with the common stockholders. Given this feature, management treated the liquidation preferences attending the Series C, D and E preferred stock (approximately $44.9 million, in aggregate) similar to debt, but then once these preferences were paid, the Series A and B classes of preferred stock were treated as one class, while the converted Series C, D and E were treated as common. This assumption considered the high stockholders’ equity value relative to the aggregate liquidation preference for the five types of preferred stock, as well as the likelihood that the conversion of each preferred stock would occur at the same time.

By viewing the values of preferred and common shares as call options on stockholders’ equity value, there are three call options to consider in the OPM for the Company. The first call option belongs to preferred stockholders, who have a claim on net stockholders’ equity value (total equity value less liquidation preferences attending Series C, D and E preferred stock, plus option and warrant) proceeds up to $2.692 million (the liquidation preference). The second call option belongs to common stockholders as they receive all but the first $2.692 million of the proceeds of a liquidity event for a net stockholders’ equity value between $2.692 million (liquidation preference) and $22.222 million (value for preferred conversion). Preferred stockholders will convert their shares into common shares once the claim on net stockholders’ equity value of each fully diluted common share exceeds the liquidation preference value per share of preferred stock. This would occur at any net stockholders’ equity value over $22.222 million (liquidation price per share of Series B of $0.333 multiplied by the total number of fully diluted shares, 66.7 million). The third call option is shared by common and preferred stockholders based on their respective ownership percentages (based on numbers of shares) after the preferred shares have converted into common shares. Liquidation preference appreciation was not considered as part of the analysis (an increase in liquidation preference during the time to liquidity would decrease the value of common stock).

In the OPM, the values of the two classes of stock are expressed as combinations of the three call options. Series A and B Preferred stockholders own 100% of the first call option, have given up the value of the entire second call option to common stockholders (including Series C, D and E), and share in the value of the third call option. It can be shown that the payoff for preferred stockholders equals the value of the first call option, minus the value of the second call option, plus 16.4% (the Series A and B preferred ownership percentage) of the value of the third call option.

Securities and Exchange Commission

June 3, 2005

Similarly, common stockholders receive 100% of the value of the second call option but give up 16.4% of the third call option to preferred stockholders. It can be shown that the payoff for common stockholders equals the value of the second call option minus 16.4% of the value of the third call option. In February 2004, this resulted in a range of values for our common stock from $0.35 to $0.45 per share. This compared reasonably to management’s estimate of $0.47 used for determining stock compensation for the options granted in February 2004.

COMMENT 7: We see that you had discussions with your underwriter(s) during 2004. Tell us when these discussions were initiated and provide a history of pricing discussions. In addition, provide details of how the amounts included in Exhibit A agree with the financial statements or footnotes. We will complete our assessment of your response to comment number 40 after we receive your estimated IPO price.

RESPONSE: The Company supplementally advises the Staff that it has engaged in conversations with investment bankers as advisors to the Company at least as early as 2002. In December 2004, at the request of the Company, one of the Company’s underwriters presented the Company with information as to the ranges of future revenues and net income that the Company would have to achieve in order to achieve certain market capitalization goals of management based on the trading multiples of public companies suggested by the underwriter to be comparable to the Company. However, the Company did not engage in discussions with its underwriters regarding the underwriters’ expectations for the pricing of the Company’s common stock until the first quarter of 2005.

Securities and Exchange Commission

June 3, 2005

In response to the Staff’s comment, the Company advises the Staff that the amounts included in Exhibit A to the Company’s response letter to the Staff dated April 29, 2005 reconcile to the financial statements as follows:

Exhibit A Caption	Amount	Financial Statement Reference
Total shares granted in quarter ended March 31, 2004	1,398,600	Amount agrees to “Number of Options Granted” at March 31, 2004 of 1,399 (in thousands) as disclosed in table on page F-17

Total shares granted in quarter ended June 30, 2004	511,500	Amount agrees to “Number of Options Granted” at June 30, 2004 of 511 (in thousands) as disclosed in table on page F-17

Total shares granted in quarter ended September 30, 2004	3,144,639	Amount agrees to “Number of Options Granted” at September 30, 2004 of 3,145 (in thousands) as disclosed in table on page F-17

Total shares granted in quarter ended December 31, 2004	468,100	Amount agrees to “Number of Options Granted” at December 31, 2004 of 468 (in thousands) as disclosed in table on page F-17

Total shares granted in quarter ended March 31, 2005	861,000	Amount agrees to “Number of Options Granted” at March 31, 2005 of 861 (in thousands) as disclosed in table on page F-17

The Company also notes that the total of the grants shown in Exhibit A for 2004 of 5,522,839 (total not shown in the table; determined from the addition of the quarterly subtotals of 1,398,600, 511,500, 3,144,639 and 468,100) agrees to the total option grants in the table on page F-17 of 5,523 (in thousands).

*****

Securities and Exchange Commission

June 3, 2005

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned, Mark L. Reinstra or Gavin L. Zee of this office.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Alexander D. Phillips
Alexander D. Phillips

cc: Richard K. Williams

Brian R. McDonald

Ashok Chandran

Joseph Hollinger

Advanced Analogic Technologies Incorporated

William Salisbury

Morgan Stanley & Co. Incorporated

Chet Bozdog

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Charles C. McCabe

Piper Jaffray & Co.

Robert Flanagan

SG Cowen & Co., LLC

Mark Roberts

Thomas Weisel Partners LLC

Scott Angel

Deloitte & Touche LLP

Christopher L. Kaufman, Esq.

Andrew S. Williamson, Esq.

Latham & Watkins LLP

Mark L. Reinstra, Esq.

Gavin L. Zee, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.